Exhibit 99.1

Enerplus Receives Unitholder Approval on Proposed Conversion to a Corporation

CALGARY, Dec. 9 /CNW/ - Enerplus Resources Fund (the "Fund") (TSX ERF.un, NYSE - ERF) is pleased to announce that at a special meeting of Unitholders held today in Calgary, the proposal to convert from an income trust to a corporation named Enerplus Corporation was overwhelmingly approved by 98.5% of unitholders, pursuant to a plan of arrangement under the Business Corporations Act (Alberta) and related transactions. The Fund will seek approval of the plan of arrangement by the Court of Queen's Bench of Alberta on December 10, 2010.

The corporate conversion is expected to be completed on January 1, 2011. Shares in Enerplus Corporation will commence trading on the Toronto Stock Exchange as ERF on or around January 10, 2011, at which time the Fund's trust units ("ERF.un") will discontinue trading. Enerplus shares will continue trading as usual on the New York Stock Exchange as "ERF" throughout the conversion process.

Gordon J. Kerr

President & Chief Executive Officer

Enerplus Resources Fund

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, the anticipated closing of the conversion of Enerplus from a trust to a corporation,. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, failure to obtain the necessary approvals for the trust conversion and those described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus securities and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

%CIK: 0001126874

For further information: please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com

CO: Enerplus Resources Fund

CNW 13:41e 09-DEC-10